TELEFONOS DE MEXICO, S.A. DE C.V.

March 27, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 13, 2002 and at the general meetings of shareholders on April 29, 2002, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on March 27, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3,861,600 class "L" shares of Telmex at an aggregate price of $61,063,828.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

March 26, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 13, 2002 and at the general meetings of shareholders on April 29, 2002, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on March 26, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of $63,152,870.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

March 25, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 13, 2002 and at the general meetings of shareholders on April 29, 2002, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on March 25, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of $63,501,507.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

March 24, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 13, 2002 and at the general meetings of shareholders on April 29, 2002, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on March 24, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3,403,900 class "L" shares of Telmex at an aggregate price of $54,793,681.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

March 20, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 13, 2002 and at the general meetings of shareholders on April 29, 2002, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on March 20, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,000,000 class "L" shares of Telmex at an aggregate price of $32,691,000.00 and 20,000 class "A" shares of Telmex at an aggregate price of $327,000.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer